Exhibit 11

RTW, INC. AND SUBSIDIARY

Statement Regarding Computation of Basic and Diluted Net Income Per Share

For the three months ended:
March 31,
2000

Basic weighted average shares outstanding	12,265,489
Stock options

Options at $5.44	1,091

Options at $5.38	2,820

Options at $5.00	10,555

Options at $4.75	1,352

Options at $4.50	19,500

Options at $4.38	21,801

Options at $2.67	1,961

Diluted weighted average shares outstanding	12,324,569

Net income ($000’s)	$1,597

Net income per share:

Basic income per share	$0.13

Diluted income per share	$0.13

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